UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-32369

POPEYES LOUISIANA KITCHEN, INC.

(Exact name of registrant as specified in its charter)

400 Perimeter Center Terrace, Suite 1000

Atlanta, Georgia 30346

(404) 459-4450

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Popeyes Louisiana Kitchen, Inc., a Minnesota corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POPEYES LOUISIANA KITCHEN, INC.

Date: April 6, 2017	By:	/s/ Lisa Giles-Klein
Name: Lisa Giles-Klein
Title: Assistant Secretary

* Effective March 27, 2017, Orange, Inc., a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc., a corporation existing under the laws of Canada, was merged with and into Popeyes Louisiana Kitchen, Inc., with Popeyes Louisiana Kitchen, Inc. continuing as the surviving corporation as an indirect wholly-owned subsidiary of Restaurant Brands International Inc.